Exhibit 99.1

MakeMyTrip Limited Announces Upsizing and Pricing of Public Offering of 5,500,000 Ordinary Shares.

New Delhi and New York, March 13, 2014: MakeMyTrip Limited (NASDAQ: MMYT) (the “Company”), India’s largest online travel company1 announced today the pricing of the previously announced underwritten public offering of ordinary shares at a price to the public of $ 23 per share. The size of the offering has been upsized to 5,500,000 ordinary shares from the original announced offering size of 4,500,000 ordinary shares.

Of the total offering of 5,500,000 ordinary shares, the number of ordinary shares offered by the Company remains at 3,000,000 ordinary shares and the number of ordinary shares offered by certain selling shareholders remains at 1,500,000 ordinary shares, while the additional 1,000,000 ordinary shares are offered by another shareholder. In connection with the offering, the Company and the other shareholder have granted to the underwriters a 30-day option to purchase up to an additional 825,000 ordinary shares, representing 15% of the revised total offering size. The offering is expected to close on or about March 19, 2014, subject to customary closing conditions.

The Company intends to use the net proceeds from this offering to expand its operations by acquiring or investing in strategic businesses or assets that complement its service and product offerings, to invest in enhancements to its technology, as well as for its working capital and other general corporate purposes. The Company will not receive any proceeds from the sale of ordinary shares by the selling shareholders in the offering.

Citigroup, J.P. Morgan and Deutsche Bank Securities are acting as joint book running managers of the offering. The ordinary shares will be sold pursuant to a shelf registration statement on Form F-3 previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”). The Company will file a prospectus supplement with the SEC with respect to the offering.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Copies of the prospectus supplement and accompanying prospectus may be obtained, when available, from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling 800-831-9146; or from J.P. Morgan, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling 866-803-9204; or from Deutsche Bank Securities, Attn: Prospectus Group, 60 Wall Street, New York, NY 10005, by calling 800-503-4611 or by emailing prospectus.cpdg@db.com (calling these numbers is not toll-free outside the United States).

About MakeMyTrip Limited and MakeMyTrip.com:

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the EasyToBook.com Group. The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com, and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 11,400 hotels and guesthouses in India, more than 144,000 hotels outside India, Indian Railways and several major Indian and Singapore bus operators, as of December 31, 2013.

For more details, please contact:

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

(1)	Based on 2012 Gross Bookings (Source: PhoCusWright Inc.)

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward looking statements include, among other things, statements relating to the Company’s expectations regarding the public offering. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, without limitation, risks and uncertainties related to market conditions and satisfaction of customary closing conditions related to the public offering. There can be no assurance that the public offering will be completed. These and other factors are more fully discussed in the prospectus supplement for the offering to be filed with the SEC which will be available at http://www.sec.gov. Other than as required by law, the Company does not undertake to update these forward looking statements.